SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Green Plains Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

393221106
(CUSIP Number)

December 13, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 393221106	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Tourbillon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,153,423
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,153,423
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,423
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.24%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 393221106	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Jason H. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,153,423
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,153,423
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,423
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.24%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 393221106	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Green Plains Partners LP (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 1811 Aksarben Drive, Omaha, Nebraska 68106.

Item 2(a).

NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are Tourbillon Capital Partners, L.P. ("Tourbillon Capital Partners") and Jason H. Karp (together, the "Reporting Persons"). Mr. Karp is the Chief Executive Officer of Tourbillon Capital Partners.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 32nd Floor, New York, NY 10019
Item 2(c).	CITIZENSHIP: Tourbillon Capital Partners is a Delaware limited partnership. Mr. Karp is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Units Representing Limited Partner Interests (the "Common Units").

Item 2(e).	CUSIP NUMBER:

393221106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

CUSIP No. 393221106	13G/A	Page 5 of 7 Pages

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,153,423 Common Units.

(b)       Percent of class:

The aggregate percentage of Common Units reported owned by each person named herein is based upon 15,922,207 Common Units outstanding as of October 27, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 2, 2017. As of the date hereof, the Reporting Persons may be deemed to beneficially own approximately 7.24% of Common Units outstanding.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)       Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)       Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)       Shared power to dispose or to direct

the disposition of

See Cover Pages Items 5-9.

CUSIP No. 393221106	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on July 7, 2015.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 393221106	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 15, 2017

TOURBILLON CAPITAL PARTNERS, L.P. By: /s/ Brian A. Kessler Name: Brian A. Kessler Title: Chief Financial Officer

By: /s/ Jason H. Karp Name: Jason H. Karp